

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Jeff Baker
Chief Financial Officer
Paysign, Inc.
2615 St. Rose Parkway
Henderson, Nevada 89052

> **Re: Paysign, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38623**

Dear Jeff Baker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services